
AMIGA PICTURES PRESENTS
THREE
YEARS
GONE
A FEATURE FILM

INVEST IN **THREE YEARS GONE**

Back the new feature film from the award-winning team at Amiga Pictures

LEAD INVESTOR

D

Devon Isakow

I am excited to be an investor in Three Years Gone. I previously invested with Amiga Pictures and John Gutierrez on his feature film "Sons of the Sea" so I jumped at the opportunity to invest behind the team again. I have a lot of faith in John Gutierrez and his ability to execute on his vision. I found the story for Three Years Gone compelling with complex characters dealing with generational trauma but ultimately a story about family, love, and survival.

Invested $5,000 this round

threeyearsgone.com New York NY Entertainment Film Media

Highlights

1. Coming-of-age film with fantasy and thriller elements.

2. Experienced filmmakers with a proven record of producing and selling films.

3. Follow-up project to award-winning feature film.

4. Previous film has returned 120% to investors, with further returns expected from additional sales.

5. Hispanic / Latino representation on and off screen, appealing to the fastest-growing film audience.

6. Low budget project with high return potential. (ROI Not Guaranteed)

Our Team



John Gutierrez Writer / Director

John's debut feature, SONS OF THE SEA, won Best South African film at Durban International Film Festival and was in competition at the Austin and Urbanworld Film Festivals. He is currently directing a true-crime series for Amazon and BBC Studios.

We will build an audience, passionate about the project and dedicated to helping it succeed. Our first feature film was a critical success, winning awards at top-level festivals, including Best South African Film at the Durban International Film Festival. It has already returned 120% to investors with more revenue expected.



Taryn Kosviner Producer

Taryn was Executive Producer on Amiga's feature project, SONS OF THE SEA. She has produced many short films, some of which have sold to HBO, and commercials, including a large-scale, multi-continent documentary series for Red Bull & Microsoft.



Andrew Michau Executive Producer / Marketing



Andrew has worked as a senior marketing and communication strategic consultant to global brands in Africa, Europe, and now Asia. He is currently a Chief Strategy Officer at Publicis Groupe.

Pitch


AMIGA
Amiga Pictures is an LGBTQ and Latinx-owned, full-service production company founded by long-time collaborators, Taryn Kosviner and John Gutierrez. We are based in Brooklyn, New York with an office in Los Angeles, CA, and an outpost in Cape Town, South Africa.
We are committed to telling nuanced stories featuring underrepresented voices, as well as creating engaging, cinematic films for agencies and brands.
We have worked within a wide range of budgets on jobs ranging from high-end commercials to independent, micro-budget films. We believe that it is this range of experience that helps us deliver exceptional quality at the best possible prices.
MINORITY OWNED • 2022
FREE THE WORK
Amiga Pictures is a certified minority-owned business.

Investors will be investing in the film, under the Three Years Gone LLC, rather than the production company of Amiga.

We have demonstrated to investors that we can make and sell an award-winning film on a small budget, and deliver an attractive return.


Our last film, *Sons of the Sea*, was shot in South Africa with a local audience in mind.
We took the film to market locally, and after receiving multiple offers, we sold the African rights to a distributor in a deal that recouped 120% for investors.
We are now negotiating sales for the rest of the world. All further proceeds will be additional profit for the investors and producing team.
OFFICIAL SELECTION
AUSTIN FILM
CINEQUEST
OFFICIAL SELECTION
urbanworld
PAN AFRICAN
ARIFF


WINNER
BEST SOUTH AFRICAN FILM
DURBAN
INTERNATIONAL FILM FESTIVAL
OFFICIAL SELECTION
BRICS
INDIA | 2021
Stony Brook
Film Festival
NVIFF
DCIFF


A FILM BY JOHN GUTIERREZ
SONS OF THE SEA
01:29

Our next feature, ***Three Years Gone***, is a rite of passage drama, with elements of fantasy and thriller.


SYNOPSIS
When 11-year-old Mary is kidnapped by her Afghan war veteran father and propelled into his anxiety-ridden world, they set out on the road in search of salvation from demons that have followed him back from the war.
Their journey takes us through the searing California Mojave and arid deserts of Arizona where mystical things happen as Mary tries to heal her relationship with her father and reunite her fractured family.
The stakes are high. It is a battle to survive the threat of spiritual, psychological, and physical death.

John Gutierrez, the writer/director, will bring this very personal story to life.

WHY I AM MAKING THIS FILM

I'm a Mexican American with Indigenous roots. My family has wrestled with mental illness for generations.

I come from a tight-knit family and grew up in a home with my aunts and uncles always around. I didn't fully understand at the time, but all of them struggled with mental illness, ranging from bipolar disorder to schizophrenia. I always knew something was off about my grandfather - he would wander the halls, trapped in his delusions from his past war experiences - but I didn't realize how this shaped my mother and her siblings.

As I grew older, I learned more about my mother's family history through personal accounts and shared diaries. She and her seven siblings survived a childhood dominated by a brutal, dark cloud brought on by my grandfather's PTSD and schizophrenia. Their father's suffering became their suffering, as he enacted violence on them and on their mother.

I witnessed the pain they carried; I saw it fester and ultimately overwhelm them. Living with this traumatic history has been a multi-generational struggle and one that has shaped me. It has been a driving force behind the exploration of inherited trauma in my work.

Three Years Gone is an exploration of the psychological contortions children must make to survive in this kind of family environment and how these events shape them as adults. This film is a journey into my past, an exploration of the psychic pain my family has been plagued with, and a look at mental illness in America today.

The rich, nuanced characters of *Three Years Gone*:



MARY
Mary Ramirez is an 11-year-old with an extremely vivid imagination. She is strong, resilient, and self-sufficient, but suffers deeply from abandonment issues, as well as neglect, and physical abuse from her mother's boyfriend. Still, she has managed to remain naturally playful, an optimist, and a dreamer.
She hasn't seen her father in many years, but believes he is a heroic, Native American Warrior who will one day save her.
Over the course of the story, Mary is pulled into her father's fractured, psychotic world through her intense loyalty and love for him. This will be a life-defining journey,
Mary is pulled into her father's fractured, psychotic world through her intense loyalty and love for him.



DAVID
David fell into drugs at an early age while running from a broken family.


Eventually, he found the military, a new family he embraced passionately. But the war took its toll. He was once an innocent, likable young man, charming and funny with a soft heart and open soul. Now, after too many tours, he is hardened, lost, and struggling to keep it together for the sake of his daughter Mary.
David Ramirez (30 years old)
A man of unfulfilled dreams. A life cut short by war.


VERONICA
Veronica is a girl from the hood. She never finished high school, but still wants to. Although David was her first love, they were a terrible match for each other and when he left for Afghanistan, her existing abandonment issues deepened.
She was once a dedicated, loving mother to Mary but is now caught under the spell of her boyfriend, Jerry, who dominates her and plays into her insecurities while feeding her drug addiction.
Veronica longs to become the mother she once was.
Veronica Ramirez (29)
She'll have to conquer her own demons in order to reunite with her daughter.


VISUAL STYLE

The backdrop is the searing California Mojave and the fiery, red, and dusty Arizona landscape of the Yaqui. *Three Years Gone* is set in a universe where the character's worlds are infiltrated by their personal religious beliefs and mythologies.



We’ll use camera movement and lighting to express Mary’s internal journey throughout the film. While Mary feels trapped in her mother's house with a deep desire to escape, the camera will be static and the framing tight. As her world becomes increasingly affected by her father’s influence, we will shift to more floaty shots with moodier lighting.




BUDGET, PRODUCTION

TIMELINE AND INVESTMENT TERMS

We are forecasting a budget for the film of $1,400,000 broken down as follows:


BUDGET
$1,400,000
*Above the line production costs include:
Producer, director, writer, principal cast, stunts, casting
**Below the line production costs include:
Background, production office, set management, camera, art, sound, SFX, meals, lighting, wardrobe, hair & makeup, props, set dressing, locations, transport, production office supplies
Marketing, Insurance and Administrative Costs 8%
ATL Production* 22%
Wefunder Fee 3%
Post-Production 8%
BTL Production** 59%
This budget of $1.4m is our reasonable estimate of the budget for the project based on current detailed costing and our production experience but is subject to change.

We aim to raise between $200,000 and $600,000 through Wefunder (between 14% and 43% of the film budget).

The remainder of the film budget will be raised through one or more of the following:

(a) a further raise on Wefunder to fund the next stage of the film's production;
(b) a separate offering outside of Wefunder for Accredited Investors, on the same terms as the Wefunder offering;
(c) debt financing;
(d) equity financing partner;
(e) production partner

Depending on our fundraising progress and to ensure the film is completed, we might also decide to:

1. Shoot on a tighter schedule (19 days instead of 22); and/or

2. Defer some of the above-the-line costs, which will then be payable from the film's sale proceeds.

If we are not able to raise sufficient funds to begin production of the film, we reserve the right to terminate the project and return all investor contributions.

TIMELINE

We expect to complete the initial sale of the film between 15 and 20 months after the close of the Wefunder investment, based on the following timeline:



JAN 2023
WEFUNDER CLOSES
MARCH 2023
PRE-PRODUCTION
casting, locations, crew, art
JUNE 2023
PRODUCTION
22 days of filming
AUG 2023 - OCT 2023
POST-PRODUCTION
editing, sound design, music, VFX, color
JAN 2024 - SEPTEMBER 2024
FILM FESTIVALSCREENINGS
sale to a distributor or direct to streamer via sales agent
*This timeline is our reasonable estimate of the project completion timeline and is subject to change.

Investors will participate in the film through a revenue share agreement and will earn a priority return from the Net Receipts of the film until they have received their capital back plus 20% (25% for Early Bird Investors). Investors will then earn a further 50% of the Net Profits, as set out in more detail below.

All Net Receipts* from the film will be distributed as follows:

1. First to all Investors** pro-rata to their investment contribution until they have received 120% of their investment contribution;
2. Then to all Early Bird Investors (those who contribute towards the first $100k of our Wefunder raise) pro rata to

2. Then to all Early Bird Investors (those who contribute towards the first $100k of our Wefunder raise) pro-rata to their investment contribution until they have received a further 5% of their investment contribution, so that they will have received 125% of their investment contribution;
3. Then 20% of the project budget amount to the producers as a "catch up" share of Net Receipts (after Investors have earned their priority return under 1. and 2.)

* Net Receipts means all sales proceeds from the film after deducting: (i) sales agent fees and other costs associated with the sale or distribution of the film; (ii) loan repayment, interest, fees, revenue-share / profit-share, and any other loan-related costs (if any loans are raised to fund an amount of the film budget); (iii) any share of proceeds from the film that are payable to a co-production or equity financing partner that has contributed to funding any amount of the film budget; and (iv) any amount of the film budget that is funded from sale proceeds instead of investment contributions (for example, any pre-sale funding or any cost deferrals).

** Investors means all investors who contribute towards the financing of the project budget whether through this current fundraising, any concurrent or subsequent one.

Whilst we believe the film will generate attractive returns for Investors, there is no guarantee that there will be sufficient Net Receipts to make the payments listed above.

The Net Profits of the film (any amount of Net Receipts remaining after the payments in 1 to 3 above) will be distributed as follows:

50% to the Investors (pro-rata to each investor's investment contribution); and

50% to the producers



INVESTORS
50%
PRODUCERS
50%
NET PROFITS

Whilst we believe the film will generate attractive returns for Investors, there is no guarantee that there will be any Net Profits available for distribution.

We are very grateful to our investors and have put together a collection of additional perks. The perks are cumulative - for example - an investor contributing $25k will receive the associate producer credit, as well as all the perks at the $1k, $5k, and $10k levels.

INVESTOR PERKS

$1,000

A shout-out on our social media channels.

$5,000

A special thank you in the film's end credits. Investor Welcome Bag, which includes a selection of Three Years Gone merchandise and a signed movie poster.

$10,000

An invitation to an exclusive screening with the cast and crew (travel costs not included).

$25,000

An associate producer credit.

$50,000

A dinner with the director (in L.A.) and a visit to set (travel costs not included).

$100,000

Executive Producer credit. You're a key player. We couldn't have done it without you.
The first three investors at this tier will also receive one of the film's key props (eg. Mary's bow and arrow).


SALES STRATEGY AND
MARKET DEMAND

As we did with our first feature film, *Sons of the Sea*, we intend to sell *Three Years Gone* to a distributor or to one of the streamers, with the assistance of a reputable sales agent and via the established film festival circuit.

- The demand for content has grown exponentially over the past few years. The market is extremely competitive and the big streamers will spend over $50 Billion on content this year alone.
  HTTPS://BIT.LY/50BILL
- Audiences are seeking out diversity, both on-screen and behind the camera. Buyers are taking note and have been paying big sums for films that meet these criteria.
- Although the Hispanic / Latino audience has the largest theater attendance per capita and the fastest growing share of the home / mobile viewing market, they are significantly underrepresented in the industry.
- Buyers want films that have an easily identifiable audience. We have a targeted marketing approach that will identify, engage and build the film's audience from the earliest stages of pre-production.

THE BIG STREAMERS ARE

Onscreen diversity drives success at the box office. -MOVIO Marketing Data Analytics Firm

TAKING INCLUSION SERIOUSLY

INCLUSION REPORTS

- NETFLIX
- AMAZON
- HBO

"More and more we want to be telling stories that showcase the world that we see around us"

AGNES CHU,
SENIOR VICE-PRESIDENT OF CONTENT DISNEY+

"International Audiences Want to See More Diverse Representation On and Off Screen"

STARZ IN PARTNERSHIP WITH THE CENTER FOR SCHOLARS AND STORYTELLING AT UCLA

HTTPS://BIT.LY/729LLJ

Films with diverse characters and authentic stories make more money at the box office.

- UCLA's Center for Scholars and Storytellers

HTTPS://BIT.LY/3QAF1QH

Enormous gains by women and people of color, but Latinx representation still lags.

- UCLA's Division of Social Sciences

HTTPS://BIT.LY/3QYGX5B

TODAY'S AUDIENCES SEEK OUT NUANCED, HIGH-QUALITY PORTRAYALS OF DIVERSE CHARACTERS

Audiences have embraced films that demonstrated diversity on-screen as well as behind the camera. Low-budget films (a recent sampling below) were no exception.


Kumail Nanjiani Zoe Kazan Holly Hunter Ray Romano
The big sick
SEARCHING
MOONLIGHT
THE FAREWELL
"THIS IS THE MOVIE WE NEED RIGHT NOW."
MINARI
GET OUT

Budget $5,000,000	Budget $900,000	Budget $4,000,000	Budget $3,000,000	Budget $2,000,000	Budget $4,500,000
Box Office $56,411,585	Box Office $75,636,047	Box Office $65,157,139	Box Office $23,076,657	Box Office $15,312,445	Box Office $255,745,157

Films that demonstrated diversity and inclusion at all levels of production were sold for significant amounts at the Sundance Film Festival in recent years:

CODA: $25,000,000 (APPLE TV+)

NANNY: $7,000,000 (BLUMHOUSE /AMAZON)


THE FAREWELL: $6,000,000 (A24)
PASSING: $15,000,000 (NETFLIX)
CHA CHA REAL SMOOTH: $15,000,000 (APPLE TV+)
BLINDED BY THE LIGHT: $15,000,000 (NEW LINE / WARNER BROS)
The above amounts are selected examples of film sales from the past few years and are not necessarily a reflection of how Three Years Gone will perform.

Although Hispanic / Latino Americans have the largest theater attendance per capita and the fastest-growing share of the home / mobile viewing market, they are significantly underrepresented in the industry.


HISPANIC / LATINO CONTENT CONSUMPTION VS INDUSTRY REPRESENTATION - 2021
Theater Attendance
Mobile Viewers
Daily Home Viewers
Lead Roles
All Roles
Directors
Writers
0%
10%
20%
30%
REPRESENTATION DISPARITY
Hispanic and Latino Americans are the largest ethnic minority, comprising 18.7% of the US population.
As content consumers they are overrepresented, comprising 24% of the theater-going audience, 23% of mobile viewers, and 29% of daily viewers.
HTTPS://BIT.LY/3CIFW5Y
In the industry they are egregiously underrepresented, both on and off screen, comprising only 7.1% of lead roles and 7.7% of total film roles. Only 7.1% of directors and only 5.6% of writers are Hispanic / Latino.
HTTPS://BIT.LY/3QYGX5B


MARKETING & AUDIENCE BUILDING



BUYERS ARE LOOKING FOR FILMS WITH AN EASILY IDENTIFIABLE AUDIENCE.

WE WILL IDENTIFY, CULTIVATE AND ENGAGE OUR AUDIENCE VERY EARLY ON.

"We are seeking artistic and commercially minded acquisitions with a strong point of view. We must feel like we can identify the audience for a film and have confidence that we know how to reach that audience."
- Roadside Attractions

"First and foremost, we look to find films that we feel have an audience that we can reach. But we also like to work with burgeoning talent and on films that we feel have a strong voice"
- Samuel Goldwyn Films

"Among the things we look for in an acquisition prospect is an identifiable audience that we are confident we can reach and motivate through a creative and cost-effective marketing campaign."
- Music Box Films

"Is there an identifiable audience and can we effectively position the film so they'll go see it. This core audience should become the film's evangelists."
- Greenwich Entertainment

We believe that one of the most important factors to ensure the successful sale of *Three Years Gone* is to cultivate a passionate audience, in advance of the sale of the film. We have a carefully crafted audience engagement plan that draws from elements of the film, revealing histories and character backstories. We will launch the engagement plan as soon as pre-production of the film commences, by doing the following:

1. **Connect with our audience.** We have identified themes from the film that many people can relate to and engage with. Mary has to find the strength to help David as his mental health deteriorates, as do many of our audience with those they love who are suffering.
2. **Creating disruptive content with high organic/viral potential.** We are producing a series of bite-size episodes from the content of David's war diary. His diary is a disturbing first-hand journey into his state of mind at the beginning of the film. We will release the episodes daily over the course of 2 weeks via our social media channels. Each post will build organic reach and ongoing engagement.
3. **Capture audience details.** Through calls to action and additional content, we will encourage our audience to join our community. By establishing a one-to-one relationship with each audience member, we will begin to create a rich understanding of the profile of our audience to provide the best insights at the time of sale.
4. **Grow the audience through continuous engagement and collaboration.** We will identify community members who are particularly passionate about our project and find ways to collaborate. For example, we will hear personal stories from community members about how they found ways to care for someone living with mental illness. We will collaborate with influencers and other artists who believe in the importance of raising awareness and seek advice from professionals who can bring a fresh perspective to the issues. We will release a series of posts on our social channels that feature the filmmakers creating artwork for the film and encourage our community members to create their own versions of Three Years Gone-themed artwork.
5. **Build excitement to launch and inspire to take action.** As we begin filming, we will ensure that all aspects of the production process are shared with our broader community to facilitate engagement. We will release another series of short episodes through our social channels that will lead the audience through the most recent part of David and Mary's backstory, right up to the moments before the feature film begins.

We appreciate you taking the time to read our pitch and hope you'll join us in making *Three Years Gone*.

Source links:

The demand for content has grown exponentially over the past few years. The market is extremely competitive and the big streamers will spend over $50 Billion on content this year alone. **bit.ly/50bill**

Onscreen diversity drives success at the box office. (MOVIO Marketing Data Analytics Firm) **bit.ly/729LLJ**

Films with diverse characters and authentic stories make more money at the box office. (- UCLA's Center for Scholars and Storytellers) **bit.ly/3QAf1qh**

Enormous gains by women and people of color, but Latinx representation still lags. (UCLA's Division of Social Sciences) **bit.ly/3QYgx5B**

As content consumers, Hispanic and Latinos are overrepresented, comprising 24% of the theater-going audience, 23% of mobile viewers, and 29% of daily viewers. **bit.ly/3CiFW5Y**

In the industry they are egregiously underrepresented, both on and off screen, comprising only 7.1% of lead roles and 7.7% of total film roles. Only 7.1% of directors and only 5.6% of writers are Hispanic / Latino. **bit.ly/3QYgx5B**

Inclusion Reports

- **Netflix**
- **Amazon**
- **HBO**

THANK YOU!

AMIGA